UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

06003869

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 66581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/22/04 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KBS Capital Markets Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive Suite 1200
(No. and Street)

Newport Beach (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Brandenberger 949.717.6205
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

18111 Von Karman Avenue, Suite 1000 Irvine CA 92612
(Address) (City) (State) (Zip Code)

PROCESSED APR 21 2006 THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED FEB 28 2006 WASH, D.C. 160 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Brandenberger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KBS Capital Markets Group, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH CROWLEY
Commission # 1581476
Notary Public - California
Orange County
My Comm. Expires Jun 20, 2009

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

KBS Capital Markets Group, LLC
(a California limited liability company)
For the Period October 22, 2004 through December 31, 2005
with Report and Supplementary Report of Independent Registered Public Accounting Firm

KBS CAPITAL MARKETS GROUP, LLC
(a California limited liability company)

Financial Statements

For the Period October 22, 2004 through December 31, 2005

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, California 92612-1007

Phone: (949) 794-2300
Fax: (949) 437-0590
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
KBS Capital Markets Group, LLC

We have audited the accompanying statement of financial condition of KBS Capital Markets Group, LLC, a California limited liability company (the "Company") as of December 31, 2005, and the related statements of operations, changes in member's capital, and cash flows for the period October 22, 2004 through December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KBS Capital Markets Group, LLC at December 31, 2005, and the results of its operations and its cash flows for the period October 22, 2004 through December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 21, 2006

KBS CAPITAL MARKETS GROUP, LLC
(a California limited liability company)

Statement of Financial Condition

December 31, 2005

ASSETS	
Cash	$ 7,286
Total assets	$ 7,286
LIABILITIES AND MEMBER'S CAPITAL	
Liabilities	$ –
Commitments and contingencies *(Note 3)*	
Member's capital	7,286
Total liabilities and member's capital	$ 7,286

See notes to financial statements.

KBS CAPITAL MARKETS GROUP, LLC
(a California limited liability company)

Statement of Operations

For the Period October 22, 2004 through December 31, 2005

REVENUES	$ –
EXPENSES	
Legal and professional	(33,767)
Miscellaneous	(1,957)
TOTAL EXPENSES	$ (35,724)
NET LOSS	$ (35,724)

See notes to financial statements.

KBS CAPITAL MARKETS GROUP, LLC

(a California limited liability company)

Statement of Member's Capital

For the Period October 22, 2004 through December 31, 2005

BALANCE – October 22, 2004	$ 12,010
Contributions	31,000
Net loss	(35,724)
BALANCE – December 31, 2005	$ 7,286

See notes to financial statements.

KBS CAPITAL MARKETS GROUP, LLC
(a California limited liability company)

Statement of Cash Flows

For the Period October 22, 2004 through December 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (35,724)
Net cash used in operating activities	(35,724)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	$ 31,000
Net cash provided by financing activities	31,000
NET DECREASE IN CASH	(4,724)
Cash - beginning of period	12,010
Cash - end of period	$ 7,286
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid for taxes	$ 800

See notes to financial statements.

Notes to Financial Statements

For the Period October 22, 2004 through December 31, 2005

1. Organization of the Company

KBS Capital Markets Group, LLC (the "Company") is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a limited purpose broker-dealer approved to distribute mutual funds, variable annuities and direct participation programs to other NASD approved broker-dealers. The Company is organized as a Limited Liability Company in the State of California.

The Company's predecessor was Milestone Partners, LLC, which was formed on February 13, 2004 by Mr. Gregory P. Brakovich. Milestone Partners LLC was renamed MPartners Securities, LLC on July 6, 2004. MPartners Securities, LLC received NASD approval on October 22, 2004.

On September 13, 2005, MPartners Securities, LLC applied for a change to its ownership, control, and business operations pursuant to NASD Rule 1017. As of December 31, 2005, this application was pending NASD approval (Note 5).

On November 1, 2005, KBS Holdings, LLC (the sole member of the Company, the "Member") paid $412,500 to Mr. Brakovich in exchange for 100% of the ownership interest in MPartners Securities, LLC. In connection with this transaction, MPartners Securities, LLC was renamed KBS Capital Markets Group, LLC on November 14, 2005. Upon the acquisition of the Company by KBS Holdings, LLC, Mr. Brakovich became Chief Executive Officer of the Company.

Since its inception through December 31, 2005, the Company's operations have consisted solely of formation activities, which included documenting policies and procedures and registering the Company as a broker-dealer with each state. The Company did not execute any security transactions during the period ended December 31, 2005. Once operational, the Company will serve as the Dealer Manager for the public offering of the KBS Real Estate Investment Trust, Inc. (the "KBS REIT"), an affiliate of KBS Holdings, LLC.

On January 27, 2005, MPartners Securities, LLC requested an extension for the period covered by the annual audit report requirements of SEC Rule 17a-5. The extension was granted, and the Company's initial audit period was established starting with the initial date of NASD approval, October 22, 2004 through December 31, 2005.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts and liabilities as of December 31, 2005, and the revenues and expenses for the period then ended. Actual results could differ from these estimates.

Cash

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Revenue Recognition

The Company's revenues will be primarily comprised of dealer manager fees earned as compensation in connection with the distribution of shares of the KBS REIT. The Company may reallow up to 1% of its dealer manager fee in the form of marketing fees to participating broker-dealers involved in the sale of the KBS REIT.

Income Taxes

As a limited liability company, the Company is subject to certain state and local taxes; however, income taxes on income or losses realized by the Company are generally the obligation of the Member. During 2005 the Company paid $800 in California state taxes.

3. Commitments and Contingencies

The Company is subject to various claims, lawsuits and complaints arising during the ordinary course of business, none of which, in the opinion of management, is expected to have a material adverse effect on the Company's financial position or results from operations.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the alternative method provided for in Rule 15c3-1. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

At December 31, 2005, the Company had net capital of $7,286 which was $2,286 in excess of the required net capital of $5,000.

5. Subsequent Event

On January 20, 2006, the NASD granted the Company's application for a change in ownership (Note 1). As of that date, the Company is permitted to continue to operate its business operations in accordance with its NASD Membership Agreement as executed by Mr. Brakovich on January 24, 2006.

Supplemental Information

KBS CAPITAL MARKETS GROUP, LLC
(a California limited liability company)

Schedule I – Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

Member's capital	$ 7,286
Less nonallowable assets	–
Net capital per Rule 15c3-1	7,286
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	(5,000)
Excess net capital	$ 2,286
Aggregate indebtedness	–
Ratio of aggregate indebtedness to net capital	0%

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule in the Company's unaudited December 31, 2005 Part IIA Focus filing.

KBS CAPITAL MARKETS GROUP, LLC
(a California limited liability company)

Schedule II – Statement Regarding SEC Rule 15c3-3

December 31, 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 1000
18111 Von Karman Avenue
Irvine, California 92612-1007

Phone: (949) 794-2300
Fax: (949) 437-0590
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Member
KBS Capital Markets Group, LLC

In planning and performing our audit of the financial statements and supplemental schedules of KBS Capital Markets, LLC (the "Company"), for the period October 22, 2004 through December 31, 2005, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 21, 2006